Exhibit (h)(2)

PENDER REAL ESTATE CREDIT FUND

Amended and Restated

DISTRIBUTION AND SERVICE PLAN

for I1 Class Shares and A Class Shares

WHEREAS, Pender Real Estate Credit Fund (the “Fund”) is engaged in business as a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the board of trustees of the Fund (the “Trustees”) has established three separate classes of shares of beneficial interests (the “Shares”) in the Fund known as I1 Class Shares, I2 Class Shares and A Class Shares;

WHEREAS, the Trustees have determined that there is a reasonable likelihood that this Amended and Restated Distribution and Service Plan (the “Plan”) will benefit the Fund and the holders of the I1 Class Shares and A Class Shares; and

WHEREAS, the Plan, together with any related agreements, has been approved by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees (as defined herein), cast in person at a meeting of the Trustees called for the purpose of voting on this Plan and related agreements;

NOW, THEREFORE, the Fund hereby adopts this Plan in reliance on the terms of the exemptive order granted by the Securities and Exchange Commission (“SEC”) permitting the Fund to issue multiple classes of shares and to impose asset-based distribution and service fees and early withdrawal charges so long as the Fund complies with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and complies with Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d), as amended from time to time.

SECTION 1. The Fund has adopted this Plan to enable I1 Class Shares and A Class Shares to directly or indirectly bear expenses relating to the distribution of the I1 Class Shares and A Class Shares, respectively.

SECTION 2. The Fund will pay the distributor of the Fund and/or any Recipient (as defined below) a distribution and service fee of up to 0.25% on an annualized basis of the Fund’s net asset value attributable to I1 Class Shares and up to 0.25% on an annualized basis of the Fund’s net asset value attributable to A Class Shares in connection with the promotion and distribution of the respective class of Shares and the provision of personal services to holders of the respective class of Shares, including, but not limited to, advertising, compensation to the Fund’s distributor, dealers and selling personnel, the printing and mailing of prospectuses to other than current shareholders of the Fund, and the printing and mailing of sales literature. The Fund or the distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (each, a “Recipient”) who renders assistance in distributing or promoting the sale of each such class of Shares, or who provides certain shareholder services, pursuant to a written agreement. The actual fee to be paid by the Fund to broker/dealers and financial institutions and intermediaries will be negotiated based on the extent and quality of services provided.

SECTION 3. This Plan shall not take effect as it relates to I1 Class Shares and A Class Shares of the Fund, respectively, until it has been approved by a vote of at least a majority of the outstanding holders of the respective class of Shares of the Fund; except to the extent that it is adopted with respect to such I1 Class Shares or A Class Shares before any public offering of such I1 Class Shares or A Class Shares or the sale of such I1 Class Shares or A Class Shares to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters.

SECTION 4. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees, cast in person at a meeting of the Trustees called for the purpose of voting on this Plan.

SECTION 5. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Trustees, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 6. This Plan may be terminated at any time with respect to the I1 Class Shares or A Class Shares by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding I1 Class Shares or A Class Shares of the Fund, respectively.

SECTION 7. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding I1 Class Shares or A Class Shares of the Fund, as applicable, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

SECTION 8. This Plan may be amended by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees, cast in person at a meeting of the Trustees called for the purpose of voting on such amendment; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof with respect to each of the I1 Class Shares or A Class Shares of the Fund without the approval of a majority of the respective outstanding Shares of such class of Shares of the Fund.

SECTION 9. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Fund shall be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

SECTION 10. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees who are not interested persons, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the SEC.

SECTION 10. This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.

Adopted Effective: April 24, 2023

Amended and Restated: June 5, 2024